Boulder Total Return Fund, Inc.

	Meeting of Shareholders-Voting Results (Unaudited)


	On April 22, 2003, the Fund held its Annual Meeting of the Shareholders to (1) elect Alfred G. Aldridge, Jr. as
Director of the Fund.

PROPOSAL 1:
Election of Director
Election of Alfred G. Aldridge, Jr.
(AMPs* voting as a single class):
					# of Votes Cast	% of Votes Cast
Affirmative.............................................	427			100.0
Withheld..................................................	0			0.0
	TOTAL.........................................	427			100.0